April 21, 2011	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John M. Ganley

Re:
Ares Capital Corporation Preliminary Proxy Statement Filed March 21, 2011
(File No. 814-00663)

Dear Mr. Ganley:

        In a telephone conversation on April 20, 2011, you provided us with verbal comments on the preliminary proxy statement (the "preliminary proxy") filed by Ares Capital Corporation (the "Fund") on March 21, 2011. We have revised the preliminary proxy (as revised, the "proxy statement") to respond to the comments you provided during the telephone conversation. We are concurrently filing this letter via EDGAR as a correspondence filing.

        Set forth below are the comments of the staff of the Securities and Exchange Commission (the "Staff") verbally provided by you and immediately below each comment is the response with respect thereto and, where applicable, the relevant revised disclosure. To aid your review, we have attached to this letter changed pages of the proxy statement reflecting the proposed changes to the preliminary proxy. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the proxy statement.

Proposal 5: Approval of Amendment to the Calculation of the Capital Gains Fee Under the Amended and Restated Investment Advisory and Management Agreement

  1.
  You asked the Fund to revise proposal 5 of the proxy statement to (a) further emphasize that in the event stockholders approve the Capital Gains Amendment, the Fund would accrue an additional amount of capital gains incentive fees payable up to approximately $26 million, which accrual would lower the Fund's net asset value and (b) revise the language in proposal 5 to delete references to the Capital Gains Amendment being a clarification of the Existing Agreement.

            (a)   The Fund has revised the first sentence of the first full paragraph on page 53 of the preliminary proxy statement so that it appears in bold type and further revised the paragraph to read as follows:

        "In addition, for the quarter in which any approval of the Capital Gains Amendment by the stockholders occurs, we will be required to accrue an additional amount of capital gains incentive fees payable up to a maximum of approximately $26 million, even though no such fees would be payable to our investment adviser at the time of such accrual. Such accrual would result in a decrease in our net asset value. Even though no Capital Gains Fee was actually paid to our investment adviser for the year ended December 31, 2010, we accrued a capital gains incentive fee of $15.6 million in our financial statements for the year ended December 31, 2010 in accordance with GAAP. GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Existing Agreement. The GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the Capital Gains Fee plus the aggregate cumulative unrealized capital appreciation. If such amount is positive at the end of a period, then GAAP requires the Company to record a capital gains incentive fee equal to 20% of such amount, less the aggregate amount of actual Capital Gains Fees paid in all prior years. If such amount is negative, then there is no accrual for such year."

            (b)   The Fund has revised the language in the Notice of Annual Meeting of Stockholders and on pages 33, 47, 49, 54 and 56 of the preliminary proxy to reflect that the additional language in the Capital Gains Amendment further defines, rather than clarifies, the calculation of the Capital Gains Fee.

Additional Changes

        In addition, the Fund has made certain non-substantive changes such as filling in blanks, updating information and making stylistic changes to the proxy statement and the attached form of proxy (together, the "proxy materials"). As we discussed, the Fund remains in the process of finalizing a new director nominee. Upon completion of this process, the Fund will make certain additional changes to the proxy materials that add appropriate disclosure with respect to the new director nominee and add further non-substantive changes to fill in any remaining blanks. As we discussed further on April 21, 2011, we will not submit such changes for your review before the Fund files its definitive proxy statement.

        The Fund understands that:

        1.     the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

        2.     Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

        3.     the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We look forward to discussing with you any additional questions you may have regarding the proxy statement. As always, thank you for your assistance and please do not hesitate to call me at (310) 284-4544 with any additional questions or comments. As we discussed, the Fund must finalize and file its definitive proxy statement by the end of the day on Friday, April 29, 2011.

Very truly yours,
/s/ MONICA J. SHILLING Monica J. Shilling

Enclosures

cc:    Joshua M. Bloomstein, General Counsel of Ares Capital Corporation